Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Centex Corporation, Centex Trust I and Centex Trust II for the registration of senior debt securities, subordinated debt securities, common stock, preferred stock, depositary shares, warrants, subscription rights, stock purchase contracts, stock purchase units, junior subordinated debt securities, and trust preferred securities and to the incorporation by reference therein of our reports dated May 21, 2008, with respect to the consolidated financial statements of Centex Corporation, and the effectiveness of internal control over financial reporting of Centex Corporation, included in its Annual Report (Form 10-K) for the year ended March 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas
November 4, 2008